Exhibit 1.01

Conflict Minerals Report of Foot Locker, Inc.

Filed in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934

This is the Conflict Minerals Report of Foot Locker, Inc. (“Foot Locker”) for calendar year 2019 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein. The Rule was adopted by the U.S. Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  Conflict Minerals are defined as tin, tantalum, tungsten, and gold (“3T&G”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody.  The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

Foot Locker, incorporated under the laws of the State of New York in 1989, is a leading global retailer of athletically inspired shoes and apparel, operating 3,129 primarily mall-based stores in the United States, Canada, Europe, Australia, New Zealand and Asia as of February 1, 2020.  Foot Locker and its subsidiaries hereafter are referred to as the “Company,” “we,” “our,” or “us.”

Product and Supply Chain Overview

The substantial portion of Foot Locker’s retail business is comprised of branded merchandise.  We also contract to manufacture certain private-label apparel and accessories, but only an insignificant portion of that private-label product has metal components.  In accordance with SEC rules, we undertook good faith efforts to determine if any of the private-label product contracted by us to be manufactured contained conflict minerals necessary to the functionality or production of the product that may have originated from the Covered Countries.

We used the guidance published by the American Apparel and Footwear Association as a point of reference in determining product applicability. Based on information provided by relevant suppliers, in the applicable period many of the following items are made of alloy, but some may contain tin:

Buckles; Buttons; D Rings; Eyelets; Key Hooks; Key Rings; Zippers

Reasonable Country of Origin Inquiry (RCOI)

We rely upon our suppliers to provide information on the origin of the 3T&G contained in components and materials supplied to us, including sources of 3T&G that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirements with our Conflict Minerals Policy and Vendor Standards Manual.  Our suppliers are expected to provide the 3T&G sourcing information to us per our Conflict Minerals Policy and Vendor Standards Manual.

We are in contact with our suppliers about Conflict Minerals and inform new suppliers about Conflict Minerals to educate our suppliers regarding the relevant, emerging SEC requirements and our due diligence expectations.

The Company’s RCOI included:

1.	Identification of relevant suppliers, which are those that provided products that contained metallic components that may contain tin, tungsten, tantalum, and gold.
2.

Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the Responsible Business Alliance (“RBA”), formerly the Electronic Industry Citizenship Coalition (“EICC”)/Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template to identify the smelters and refiners.

3.	Developing a detailed supplier training program and providing instruction to relevant suppliers with regard to completing the supply-chain survey.

Due Diligence Framework

The Company’s due diligence efforts were based on the framework provided by the Organisation for Economic Co-operation and Development (“OECD”) following the guidance provided in Annex I “Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain” included in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (“OECD guidance”).

Due Diligence Measures

The Company’s due diligence measures included:

1.Management Systems

We have adopted a Conflict Minerals Policy, which is available at www.footlocker-inc.com under Investor Relations-Corporate Governance.

We have established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Steering Committee comprised of our Senior Vice President – Global Supply Chain, our Senior Vice President, General Counsel and Secretary and our Senior Vice President and Chief Accounting Officer, which is responsible for developing, communicating and monitoring compliance with our policies, as necessary.  Additionally, we have created a cross-functional team from relevant functions, such as private-label purchasing and quality assurance.

2.Identifying and Assessing Risks

We adopted the Conflict Minerals Reporting Template (“Template”) that the Responsible Minerals Initiative (“RMI”), formerly the Conflict-Free Sourcing Initiative (“CFSI”) has created for collection of information regarding use and origin of conflict minerals in our Company’s supply chain.

Foot Locker requires relevant suppliers to purchase functional metallic trim from nominated trim suppliers who have all submitted letters confirming that they have conducted a reasonable country of origin inquiry and have no reason to believe that its conflict minerals originated from the DRC or adjoining country.

3.Design and Implement a Strategy to Respond to Risks

Our Conflict Minerals Policy incorporates the standards set forth in Annex II of the OECD guidance, and includes:

a.	Strengthening our process to identify conflict minerals used in the Company’s private-label products by working closely with our purchasing agents;
b.

Improving our ability to identify and trace conflict minerals through the supply chain through the use of the RBA/GeSI Conflict Minerals Reporting Template and using locally-based employees to facilitate training and response; and

c.	Communicating the Company’s expectations under our policy to suppliers of materials potentially containing conflict minerals.

The Steering Committee continues to develop supplier engagement strategies to foster complete and accurate information about conflict minerals in our supply chain and encourage responsible sourcing strategies moving forward.

4.Report Annually on Supply Chain Due Diligence

The Company files a Form SD and Conflict Minerals Report annually with the SEC.

RCOI Results

We have identified 20 direct suppliers of our private-label products, 12 of which are within the scope of our RCOI.  Of these 12 suppliers, all metallic trims were purchased from one of our nominated trim suppliers. As a result of the Company’s RCOI, it has no reason to believe that any of the conflict minerals in its products originated in the DRC or covered countries.

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